

Municipal Finance Strategies
8 Saddle Ridge Road, Darien, Connecticut 06820 (203) 984-4732 jschwartz@munifinstrategies.com

July 13, 2020

Securities and Exchange Commission

Re: Submission for Form MA

Dear Sir or Madam,

The instructions to submit Form MA for an initial registration with the SEC does not require the submission of a document, yet the EDGAR online submission process requires to upload something. Please let me know if there is a specific document you need for an initial Form MA if the company is not submitting a Form MA-NR. Thank you.

Regards,

Jennifer A. Schwartz

Jennifer A. Schwartz
Chief Executive Officer/Chief Compliance Officer



Municipal Finance Strategies
8 Saddle Ridge Road, Darien, Connecticut 06820 (203) 984-4732 jschwartz@munifinstrategies.com